18th March 2010

Ms. Lily Dang

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Dang:

This letter is to inform the Securities and Exchange Commission that Lake Victoria Mining Company will submit a written response to the SEC’s January 29th, 2010 letter by the 12th of April 2010.

The Company looks forward to providing you with the necessary responses, the corrected filings and the requested documentation by April 12th, 2010.  We are grateful for the time you have allowed for us to adequately prepare an accurate response.

We certainly appreciate your availability and the time you have taken to discuss our questions.

Sincerely yours,

LAKE VICTORIA MINING COMPANY

ROGER A. NEWELL

Roger A. Newell

President

Address: 1781 Larkspur Drive, Golden, Colorado, 80401                                                                                                Tel: 1-303-526-5100                                           www.lvcamining.com